

REMEMBER WHEN ICE CREAM INC.

OFFERING STATEMENT



HONEYCOMB

Issuer Name	Remember When Ice Cream Inc.
Offering Amount	$10,000 - $107,000
Security Type	Secured Loan
Interest Rate	10.00%
Maturity	60 months
Payments	Monthly, disbursed to investors quarterly
Security Interest	Investors will obtain a first lien security interest in kitchen equipment to be purchased: two Electro-Freeze soft serve machines, walk-in freezer, walk-in cooler, and dishwasher
Personal Guaranty	Yes, Debra M. Spotts (owner)

COMPANY OVERVIEW

When Remember When Ice Cream was originally built in 1960, it was intended to be a barber shop. By the time the building was completed though, one had opened only three doors down and thus, an ice cream shop was born. For over 50 years, Remember When Ice Cream has been delighting the neighborhood of McKees Rocks. Serving hard ice cream crafted from original recipes and soft ice cream in cones so tall if you order a large, it must be served through the side door!

In 2017, the owner Mary retired from the ice cream business and sold Remember When to its new owner, Deb, who runs it with her son, Mike. Both Deb and Mike are committed to keeping the family business going but have agreed it is time for Remember When to grow to meet their rising demand.

Remember When Ice Cream is looking to borrow between $10,000 and $107,000 at 10% over 5 years. Anyone at least 18 years old can invest.

COMPANY ELIGIBILITY

Name of issuer: Remember When Ice Cream Inc.
State of Organization: Pennsylvania
Date Company Was Formed: 6/30/2017
Type of Company: S Corporation
Physical Address: 179 William Circle, McKees Rocks, PA 15136
Web Address: https://www.rememberwhenicecream.com
# of Employees: 3

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

Below is a list of the beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage owned by each beneficial owner. The principal shareholders detailed below are holders of common stock interest in the Issuer and distinct from the Securities offered to investors in this Offering.

NAME	CLASS	% OWNERSHIP
Debra M. Spotts	Common Stock	100.0%

The above is the only ownership outstanding for the company. The ownership interests of a Pennsylvania S Corporation give the owner the right to share in the profits of the company.

Note: All the securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities are included. Rights to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting the securities (or share in such direction or control – as, for example, a co-trustee) they are considered as being "beneficially owned." Outstanding voting equity securities are calculated by assuming all outstanding options are exercised and all outstanding convertible securities converted.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Debra M. Spotts
Employer: Remember When Ice Cream Inc.
Title: Owner/Operator
Dates of service: June 2017

Employer: Allegheny County
Title: Police Officer
Dates of service: July 2012 – present
Responsibilities: acted as active duty police officer for county of Allegheny of Pennsylvania.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Remember When Ice Cream is looking to raise money to replace old equipment that is currently holding them back from being able to complete orders in a timely fashion. They have a line that sometimes goes down the sidewalk and they cannot serve ice cream because the equipment is taking too long to freeze. This will include two new soft serve machines, walk-in freezer/cooler, hard ice cream freezer and a new point of sale system with two terminals.

Remember When is so busy that they are needing to put out ice cream faster than it can freeze! Currently they have spent $6,750 on repairing their 10 - 15 year old soft serve machines this season alone and they still are not functioning properly! Their repair technician has even told them one is not worth repairing because it is so old. Sometimes the line will be going down the sidewalk and everyone has to wait and stare at the machines while they get the ice cream to the proper consistency.

Additionally, their point of sale system is barely limping along; crashing mid transaction, parts of the touch screen will suddenly stop registering presses which can only be fixed by a hard reset. Plus, only having one terminal is causing a bottleneck in their throughput.

Other equipment investments Remember When would like to pursue are a new walk-in freezer/cooler that will fit their new space, a hard ice cream freezer and an ice maker. Their current hard ice cream freezer on one half freezes the ice cream rock solid, and the other half makes ice cream soup (unintentionally).

Beyond equipment investments, Remember When is looking to make their new location a place to sit down and enjoy yourself. A place where families can relax for a bit. They are looking into putting in some skeeball, pinball, and arcade machines. Any leftover funds will be put towards this end.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

The Company has been operating only since 2017, a limited history for prospective investors to consider.

Competition

There are many other competitors. The Company competes on the basis of quality, price, product availability, and many other factors. There is no guaranty that Company will be successful in competing against these competitors.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

Regulations

The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk

The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

<u>Uninsured Losses</u>
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

<u>Conflict Of Interest</u>
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management time might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

<u>No Registration Under Securities Laws</u>
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

<u>Incomplete Offering Information</u>
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

<u>Lack Of Ongoing Information</u>
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

<u>The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges</u>
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Inadequate Collateral

Although investors will have a first lien security interest on certain collateral, if the Company defaulted the resale value of the collateral would probably not be high enough to pay off the Notes.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

USE OF FUNDS

The purpose of this offering is to raise funds for the purchase of equipment.

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$10,000	$107,000
Less: Intermediary Fee*	$400	$4,280
Less: Admin Fee**	$584	$584
Net Proceeds	$9,016	$102,136
Use of Proceeds:	- Down payment for Electro Freeze soft serve machine	- Purchase 2 Electro Freeze soft serve machines, walk-in freezer and cooler, other kitchen equipment, arcade equipment

* 4.0% of funding total

** Fee payable to MAZURKRAEMER Business Law for Administrative Agent services, see Note Purchase Agreement, Article V for more information

Tier 1 Total: $10,000	**Downpayment for Electro Freeze Soft Serve Machine - $10,000**
Tier 2 Total: $27,000	**Electro Freeze Soft Serve Machine - $27,000**
Tier 3 Total: $54,000	**Walk-in Freezer and Cooler - $25,000** **Hard Ice Cream Freezer - $2,000**
Tier 4 Total: $91,000	**Second Electro Freeze Soft Serve Machine - $27,000** **POS system Total Touch (2 terminals) - $8,000** **Ice Maker - $2,000**
Tier 5 Total: $107,000	Some assortment of **Skee Ball Machines, Waffle Maker, Arcade Machines, Pac Man, Pinball, Sound System**
Total:$107,000	Total cost of all tiers combined

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest Remember When Ice Cream Inc. and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with the Remember When Ice Cream Inc ("Note Purchase Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Notes and the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Notes Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 10.0% per year. The accrual of interest will begin after a two-month interim period following the closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest.

- The Company must pay the accrued interest on a quarterly basis (every three months), starting two months after the closing date of the offering.

- The Company must repay your principal (the amount you invested) 60 months from the end of the two-month interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. The representative will have the power to take any action against the company that he or she believes is appropriate. The fees and any expenses of the representative will be the responsibility of the Company, but the representative will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*

3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
4. *or (4) any immediate family member of any of the foregoing persons.*

This statement is true.

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors a first lien security interest in the equipment purchased with the proceeds of the loan, pursuant to a Security Agreement in the form attached as Exhibit A. Salene Rae Mazur Kraemer, Esquire, MBA, CTA will initially serve as the Administrative Agent for the investors under the Security Agreement, although investors may replace her at any time. By signing the Note Purchase Agreement investors will agree to engage the services of Ms. Kraemer pursuant to her Engagement Letter, which is attached as Exhibit B.

As set forth in the Engagement Letter, Ms. Kraemer is charging investors a total of $500 plus applicable filing fees (see schedule 5.6a) to (i) execute the Security Agreement as Administrative Agent, and (ii) perfect the first lien security interest in the collateral. This fee will be paid by the Company. Ms. Kraemer has not agreed to perform any other services, including but not limited to any services to enforce the security interest should the Company default.

FINANCIAL CONDITION OF THE ISSUER

In 2017, Debra M. Spotts purchased the Remember When Ice Cream name and brand from its previous owner who was retiring after 50 years running the business. The new business Remember When Ice Cream Inc. generated a net loss of ($355.15) for the partial year of 2017 (operations started in July 2017). Through June 2018, the Company has generated a net income of $6,817.

As of June 2018, the Company has $7,323 in outstanding credit card debt and $141,822 in SBA loans from Northwest Bank. The Northwest SBA loan is payable over 14 years at a rate of 5.26%.

The Company does not need the funds from this offering to remain in business. Without these funds, however, the Company would need to find other investment for the completion of its project. At this time, the Company has no plans to raise additional capital.

Included are the financial statements covering the partial first year of 2017 and through June 2018.

Balance Sheet

ASSETS	2017*	2018**
Current Assets		
Cash & Equivalents	1,389	27,845
Accounts Receivable	-	-
Inventory	204	254
Other Current Assets	295	648
Total Current Assets	**1,888**	**28,748**
Long-Term Assets		
Equipment	81,077	82,152
Building	40,000	40,000
Less: Depreciation	(6,506)	(15,181)
Goodwill	50,000	50,000
Total Long-Term Assets	164,570	156,971
TOTAL ASSETS	**166,458**	**185,718**
-		
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable	(5,363)	(12,622)
Credit Card Payable	-	7,323
Payroll Payable	604	4,915
Sales Tax Payable	99	7,677
Total Current Liabilities	**(4,660)**	**7,293**
Long-Term Liabilities		
SBA Loan Payable	145,622	141,822
Total Long-Term Liabilities	145,622	141,822
TOTAL LIABILITIES	**140,962**	**149,114**

Owner's Equity

Net Income	(355)	6,817
Owner Contribution	25,843	30,142
Retained Earnings	-	(355)
TOTAL OWNER'S EQUITY	**25,487**	**36,604**
TOTAL LIABILITIES & EQUITY	**166,450**	**185,718**

Income Statement

INCOME	2017*	2018**
Gross Sales	69,746	109,654
Cost of Goods Sold	18,203	33,357
Other Income	302	48
GROSS PROFIT	**51,845**	**76,346**
OPERATING EXPENSES		
Salaries & Wages	16,324	17,359
General, Admin & O/H	2,148	3,673
Professional Fees	1,196	264
Repairs & Maintenance	2,868	13,392
Utilities	6,502	8,542
Supplies	5,560	4,909
Shipping	115	450
Uniforms	221	429
Insurance	1,122	2,640
Interest & Banking Expense	7,123	3,844
Accountant	600	2,697
Licenses/Permits/Memberships	198	842
Charitable Contributions	1,030	250
Depreciation Expense	6,506	8,675
Employee Training	246	1,485
Marketing	440	78
TOTAL OPERATING EXPENSES	52,200	69,529
NET INCOME FROM OPERATIONS	**(355)**	**6,817**

Statement of Cash Flows

	2017*	2018**
NET INCOME (LOSS)	(355)	6,817
CASH FLOW FROM OPERATING ACTIVITIES		
Adjustments:		
Change in Accounts Payable	(5,363)	(7,259)
Change in Prepaid Expenses	(295)	(354)
Change in Inventory	(204)	(50)
Change in CC	-	7,323
Change in Payroll	703	4,311
Change in Sales Tax payable	9	7,577
NET CASH FROM OPERATING ACTIVITIES	(5,505)	18,366
CASH FLOW FROM INVESTING ACTIVITIES		
Adjustments:		
Depreciation	6,506	8,675
Building & Land	(40,000)	-
Furniture & Equipment	(81,077)	(1,075)
Goodwill	(50,000)	-
NET CASH FROM INVESTING ACTIVITIES	(164,570)	7,600
CASH FLOW FROM FINANCING ACTIVITIES		
Adjustments:		
Change in Equity	25,843	4,300
Change in Debt	145,622	(3,800)
NET CASH FROM FINANCING ACTIVITIES	171,464	499
NET INCREASE (DECREASE) IN CASH	1,389	26,465
Cash at the beginning of period	-	1,389
Cash at end of period	1,389	27,845

* - 2017 financials represent a partial year, July – December 2017. Company incorporated June 30, 2017.

** - 2018 financials represent year-to-date, January – June 2018.

There have been no changes in ownership since the Company's founding in 2017.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> i) in connection with the purchase or sale of any security;

> ii) involving the making of any false filing with the SEC;

> iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> i) in connection with the purchase or sale of any security;

> ii) involving the making of any false filing with the Commission;

> iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
> i) at the time of the filing of this offering statement bars the person from:
>> a) association with an entity regulated by such commission, authority, agency or officer;
>> b) engaging in the business of securities, insurance or banking;
>> c) engaging in savings association or credit union activities; or

> ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://rememberwhenicecream.com/

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A

SECURITY AGREEMENT

This is an Agreement, entered into on August 16, 2018, by and between Remember When Ice Cream, a Pennsylvania S Corportaion (the "Debtor") and MAZURKRAEMER BUSINESS LAW, a Pennsylvania S Corporation, (the "Administrative Agent" or "Secured Party").

Background

I.   The Debtor is seeking to borrow money from investors (the "Holders") through Honeycomb Portal, LLC.

II.   To evidence its obligation, the Debtor will issue a promissory note to each Holder (the "Notes").

III.   As a condition to extending credit to the Debtor, the Holders require the Debtor to grant them a security interest in certain collateral.

IV.   The Holders have designated the Administrative Agent to hold such security interest on their behalves.

NOW THEREFORE, intending to be legally bound and acknowledging the receipt of adequate consideration, the parties hereby agree as follows:

1.   **Grant of Security Interest**. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Administrative Agent a security interest (the "Security Interest") in the assets listed on Schedule A and any proceeds thereof (the "Collateral"). This Agreement constitutes a "security

agreement" within the meaning of the Uniform Commercial Code as adopted in Pennsylvania (the "Code"). All capitalized terms in this Agreement, if not otherwise defined, shall have the meaning given to them by the Code.

2. **Further Actions By the Debtor**. The Debtor will take all such further action as the Administrative Agent may reasonably request from time to time to perfect, evidence, or confirm the Security Interest and the rights given to the Administrative Agent in this Agreement, including without limitation:

2.1. Furnish to the Administrative Agent such information as to the Collateral (or any part thereof), in such form and detail, as the Administrative Agent may reasonably request from time to time, and permit the Administrative Agent to examine all of such the Debtor's records relating to the Collateral and to make extracts of such records; and

2.2. Execute such documents (including financing statements) and take all such other action as may be necessary or as the Administrative Agent may reasonably request to perfect and continue perfected the Security Interest under the Code and other applicable law, subject to no prior liens, encumbrances or security interests; and

2.3. Pay all filing fees and other costs and expenses associated with the foregoing.

Covenants of Debtor. At all times when the Security Interest is in effect, the Debtor shall:

2.4. Not transfer any Collateral or portion of its business to any entity or person;

2.5. Not permit any lien or other encumbrance on the Collateral;

2.6. Notify Administrative Agent promptly of any event that could reasonably be expected to have a material adverse effect on (i) its business, (ii) the value of the Collateral, or (iii) the ability of the Administrative Agent to enforce the remedies of a secured creditor with respect to the Collateral;

2.7. Take such actions as may be necessary to protect the Collateral using ordinary business prudence and defend the Collateral against the claims and demands of all others;

2.8. Notify the Administrative Agent promptly of any change in its business address, any change in the address at which records concerning the Collateral are kept and any change in its name, identity, or corporate or other structure;

2.9. Pay all taxes, assessments and other charges of every nature which may be imposed, levied or assessed against the Debtor or its assets, prior to the date of attachment of any penalties or liens with respect thereto (other than liens attaching prior to payment becoming due if payment is made when due), and timely file any returns or reports in connection therewith; provided, however that the Debtor shall not be required to pay any such tax, assessment or other charge so long as its validity is being contested in good faith by appropriate proceedings diligently conducted;

2.10. Maintain such insurance coverage as may be reasonable for the business conducted by the Debtor and provide to the Administrative Agent, promptly upon request, evidence of all such insurance coverage, including but not limited to copies of policies, certificates of insurance (with applicable riders and endorsements), and proof of premium payments;

2.11. Comply with all laws, ordinances, governmental rules and regulations to which it is subject and obtain and keep in force any and all licenses, permits, franchises, or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business which failure to comply with, or obtain, or keep in force might materially and adversely affect the business, prospects, profits, properties, or condition (financial or otherwise) of the Debtor unless diligently contested in good faith with notice to the Administrative Agent;

2.12.　Not voluntarily dissolve; and

2.13.　Not divert orders, business, billings or accounts to any subsidiary, affiliate or related company or any other third party.

Event of Default. The following shall constitute an "Event of Default" for purposes of this Agreement:

2.14.　The occurrence of any event of default under the Note Purchase Agreement; or

2.15.　The Debtor's breach of this Agreement if such breach continues for ten (10) days following notice from the Administrative Agent.

3.　**Disposition of Collateral**. So long as no Event of Default shall have occurred and be continuing, the Debtor may in the ordinary course of business sell inventory and collect accounts receivable.

4.　**Remedies Upon Default**.

4.1.　**In General**. Upon the occurrence of any Event of Default or at any time thereafter, the Administrative Agent shall have and may exercise any remedy permitted by law, with or without judicial proceedings and with or without advance notice to the Debtor. Without limitation, the Administrative Agent may:

4.1.1.　Notify Account Debtors of the Security Interests granted hereby, and direct such Account Debtors to pay directly to the Administrative Agent all amounts due to the Debtor with respect to the Collateral;

4.1.2.　Receive and collect all amounts payable to and receivable by any the Debtor under or in respect of any of the Collateral; and

4.1.3.　Commence and prosecute any suits, actions or other proceedings at law or in equity to collect the Collateral.

4.2.　**Disposition of Proceeds**. The Administrative Agent may retain for its own account so much of the proceeds of the Collateral as does not exceed all amounts due under the Notes (including reasonable costs of collection and attorneys' fees) and shall return to the Debtor any surplus.

5.　**Delay or Omission Not Waiver**. No delay or omission on the part of the Administrative Agent to exercise any right upon the occurrence of any Event of Default shall impair any such right or shall be construed to be a waiver of any such default or any acquiescence therein. No waiver of any default hereunder shall affect any later default or shall impair any of the Administrative Agent's rights hereunder. No single, partial or other exercise of any right by the Administrative Agent shall preclude further or other exercise thereof.

6.　**Collateral Agent May Perform Obligations of the Debtor**. If the Debtor fails to perform any of its covenants or obligations hereunder, the Administrative Agent may, at its option, perform such covenant or obligation on behalf of and for the account of the Debtor, whereupon the costs and expenses thereof incurred by the Administrative Agent shall forthwith be paid on demand to the Administrative Agent by the Debtor and, if not paid, shall be added to the obligations of the Debtor under the Notes and be secured by the Security Interest granted hereby.

7. **Expenses of Enforcement**. The Debtor will pay all reasonable expenses of the Administrative Agent, including attorneys' fees, incurred by the Administrative Agent in enforcing its rights and remedies hereunder. If the Administrative Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Administrative Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

8. **Termination of Security Interest**. When and only when all amounts due under the Notes, the Note Purchase Agreement, and this Agreement shall have been paid in full, then the Security Interest granted to the Administrative Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Administrative Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

9. **Miscellaneous**.

9.1. **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

9.2. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Administrative Agent	MAZURKRAEMER BUSINESS LAW
	Salene Mazur Kraemer, Esquire, CTA
	331 Jonquil Place
	Pittsburgh, PA 15228
	Email: salene@mazurkraemer.com
	Phone: (412) 427-7075

Debtor	Remember When Ice Cream Inc.
	3860 Chartiers Avenue
	Pittsburgh, PA 15205
	Email: debspotts@comcast.net

Governing Law. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personam jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

9.3. **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

9.4. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

9.5. **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Holders. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

9.6. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

9.7. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

9.8. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

9.9. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

9.10. **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first set forth above.

SECURED PARTY:

MAZURKRAEMER Business Law.
a Pennsylvania S Corporation, as Administrative Agent

By: /s/ Salene Kraemer
Salene Kraemer, Esquire

MAZURKREAMER Business Law
331 Jonquil Place
Pittsburgh, PA 15228
Phone: (412) 427-7075
Fax: (412) 202-0056
Email: salene@mazurkraemer.com

DEBTOR:
Remember When Ice Cream Inc., a Pennsylvania S Corporation

By: _Debra M. Spotts_____

Title: President

SCHEDULE A

Collateral

All tangible and intangible property of the Debtor acquired with Honeycomb campaign funds, whether owned or hereafter acquired, wherever located, including but not limited to, the Debtor's interest now owned and hereafter acquired in the following types or items of property (all terms used herein shall have the meanings set forth in Article 9 of the UCC), including but not limited to all accessions, additions, replacements, and substitutions relating to any of the foregoing and all records of any kind relating to any of the foregoing:

- **Equipment to Be Purchased**. All equipment including, but not limited to machinery, vehicles, furniture, fixtures, manufacturing equipment, farm machinery and equipment, shop equipment, office and record keeping equipment, parts, and tools acquired with funds received through the Debtor's Honeycomb campaign. The Property includes any equipment described in a list or schedule Debtor gives to Secured Party but such a list is not necessary to create a valid security interest in all of Debtor's equipment. Such equipment shall include but not be limited to: kitchen equipment, food processing equipment, freezers and refrigeration, POS systems, arcade equipment and machinery, and office equipment.

To Remember When Ice Cream Inc. Investment Agreement, dated August 2018

Re: Engagement of **MAZUR**KRAEMER Business Law

Dear Investor:

You have asked our firm MAZURKRAEMER (the "Firm") to serve as a Administrative Agent for you ("Client") as an investor pursuant to the terms of that certain Note Purchase Agreement, both dated August 2018, executed by and between you and Remember When Ice Cream Inc. pursuant to which you purchased a certain promissory note from Remember When Ice Cream Inc..   We will be happy to assist you with this matter. We look forward to working with you and will do our best to provide the highest quality legal services in a responsive and efficient manner. The purpose of this letter is to clarify and confirm the following terms and conditions under which we will represent you at the present time:

1.   **Scope of Representation:** The scope of our representation is limited to: i) executing a Security Agreement as Administrative Agent, and (ii) perfecting a first lien security interest in your collateral. Any additional services must be mutually agreed upon by a separate agreement.

2.   **Flat Legal Fee:** For this engagement, we will charge a rate of $500 for all fees and related expenses, including but not limited to filing fees, any messenger and other delivery fees, postage, and in office photocopy copying.

3.   **Discharge and Withdrawal.** You may discharge us at anytime by notifying us in writing. **You agree that we may withdraw our representation as your counsel upon seven (7) days' written notice if we do not agree upon the means and objectives of our representation.** If we elect to withdraw, you will take all steps necessary to free us of any obligation to perform further, including the execution of any documents (including forms for substitution of counsel) necessary to complete our withdrawal.

4.   **Disclaimer of Guaranty.** **Although we may offer an opinion about possible results regarding the subject matter of this agreement, we cannot guarantee any particular result**. You acknowledge that we have made no promises about the outcome and that any opinion offered by us in the future will not constitute a guaranty.

5.   **Entire Agreement.** This agreement may be modified only by a subsequent written agreement signed by all parties or an oral agreement to the extent that the parties carry it out.

We are pleased to have this opportunity to be of service and to work with you. If this letter is consistent with your understanding of our relationship, kindly sign it.

Sincerely,

/s/ Salene Kraemer
Salene Kraemer, Esquire
MAZURKRAEMER Business Law
331 Jonquil Place
Pittsburgh, PA 15228
Phone: (412) 427-7075
Fax: 1 (412) 202-0056
salene@mazurkraemer.com

EXHIBIT C

NOTE PURCHASE AGREEMENT

Dated as of %%TODAY%%
by and among

REMEMBER WHEN ICE CREAM INC,

as the Issuer,

AND

%%VESTING_AS%%,

as the Holder,

AND

MAZURKRAEMER BUSINESS LAW solely in its capacity as Administrative Agent

---

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**") is entered into as of %%TODAY%%, by and among REMEMBER WHEN ICE CREAM INC (the "**Issuer**"), **%%VESTING_AS%%** (each a "**Holder**" and collectively the, "**Holders**"), and MAZURKRAEMER BUSINESS LAW, a Pennsylvania S Corporation, solely in its capacity as Administrative Agent (the "**Administrative Agent**").

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer's business as more particularly described herein (the "**Purpose**");

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "**Title III Offering**"), conducted on www.HoneycombCredit.com (the "**Site**") maintained by Honeycomb Credit, Inc. (the "**Portal**");

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1 <u>Recitals</u>. The Recitals are incorporated herein as if set forth at length.

1.2 <u>Defined Terms</u>. Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "**Disclosure Document**."   The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "**Loan Documents**."

ARTICLE II
NOTE PURCHASE TERMS

2.1 <u>Purchase of Notes</u>. The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of <u>Schedule 2.1</u> (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $107,000 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefor. Holder will not receive a paper document representing Holder's Note.

2.2 <u>Payment Terms</u>.

 (a) <u>Repayment</u>. Each Note shall be repaid by the Issuer under the terms and conditions set forth herein with payments to Holders commencing on or before the last business day of the first quarter that starts 60 days after the Note proceeds have been disbursed to the Issuer and continuing on or before the last business day of each quarter thereafter through the Maturity Date with interest payable as set forth in the chart below.

Issuer Name	Remember When Ice Cream Inc.
Offering Amount	$10,000 - $107,000
Security Type	Secured Loan
Interest Rate	10.00%
Maturity	60 months
Payments	Monthly, disbursed to investors quarterly
Security Interest	Investors will obtain a first lien security interest in kitchen equipment to be purchased: two Electro-Freeze soft serve machines, walk-in freezer, walk-in cooler, and dishwasher
Personal Guaranty	Yes, Debra M. Spotts (owner)

(b)   Security. As security for repayment of the Note, the Issuer hereby grants to the Holders a purchase money security interest in and lien upon the collateral ("**Collateral**") described in the chart below to be evidenced by the appropriate security agreement, mortgage, or other security instrument(s) and included as a Loan Document contemplated by this Agreement.

2.3   Payments.

(a)   ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "**Designated Account**") by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. . Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be applied first to any fees charges and expenses authorized under the Loan Documents, including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes.

(b)   Non-ACH Payments Processing Fee. To the extent a Holder does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Holder will be made by check and mailed to such Holder at the address provided by Holder on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "**Processing Fee**"). All Processing Fees shall be credited against the outstanding amounts due under such Holder's Note. In the event the monthly amount payable to such Holder is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Holder. In the event the total amount that remains outstanding under such Holder's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Holder under its Note shall be deemed satisfied and paid in full.

2.4   Equalization Among Holders. Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made *pro rata* in proportion to the amount then outstanding under each Holder's respective Note.

2.5   Maximum Lawful Rate. In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

2.6   No Right to Cancel. Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

2.7   Issuer's Right to Reject Subscription. Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1   Issuer's Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

(a)   Power and Authorization. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

(a)   Binding Effect. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

(b)   Holder's Representations and Warranties. Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

(c)   Accuracy of Information. All of the information the Holder has given to the Issuer(whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

(d)   Risks. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

(e)   No Representations. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

(f)   Escrow Account. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

(g)   Opportunity to Ask Questions. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

(h)   Legal Power to Sign and Invest. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

(i)   Acting On Holder's Behalf. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

(j)   Investment Purpose. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

(k)   Knowledge. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(l)   Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

(m)   Financial Wherewithal. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

(n)   No Government Approval. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

(o)   No Advice. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

(p)   Tax Treatment. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

(q)   Anti-Terrorism and Money Laundering (Natural Persons). If Holder is a natural person (not an entity), such Holder represents and warrants as follows:

        (i)   Source of Funds. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.

        (ii)   Anti-Terrorism Laws. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury

("OFAC"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(iii) <u>Anti-Money Laundering Laws</u>. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

(iv) <u>Additional Information</u>. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

(v) <u>Entity Holders</u>. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

(vi) <u>Good Standing</u>. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

(vii) <u>Other Jurisdictions</u>. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

(viii) <u>Authorization</u>. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

(ix) <u>Investment Company</u>. Holder is not an "investment company" within the meaning of the Investment Company Act of 1940.

(x) <u>Anti-Terrorism and Money Laundering</u>.

    (A) <u>Source of Funds</u>. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.

    (B) <u>Anti-Terrorism Laws</u>. None of the ultimate owners of Holder is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

    (C) <u>Notice of Violations</u>. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.

ARTICLE IV
COVENANTS

4.1 <u>Issuer Covenants</u>. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

(a) <u>Maintenance of Property</u>. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

(b) <u>Insurance</u>. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

(c) <u>Use of Proceeds</u>. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

4.2 <u>Prepayment</u>. The Company may prepay any Note in whole or in part at any time without any notice or penalty. All prepayments of principal shall be applied to the most remote principal installment or installments then unpaid.

4.3 <u>Holder Covenants</u>. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

(a) <u>Restrictions on Holders</u>. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

(b) <u>Disclosure</u>. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

(c) <u>Additional Documents</u>. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder **is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment**.

(d)   **No Transfer of Notes. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder's interest in its Note at any time. Any attempt to transfer, pledge, encumber or other dispose of Holder's interest in its Note shall be void.**

(e)   Re-Purchase of Holder's Note. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

<center>ARTICLE V
ADMINISTRATIVE AGENT</center>

5.1   Appointment. Each Holder hereby irrevocably designates, appoints and authorizes MAZURKRAEMER BUSINESS LAW, to act as Administrative Agent for such Holder under this Agreement and to execute and deliver or accept on behalf of each of the Holder any Loan Documents, including this Agreement, and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Disclosure Document. Each Holder hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and the Loan Documents, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto. Administrative Agent agrees to act as the Administrative Agent on behalf of the Holders to the extent provided in this Agreement.

5.2   Nature of Duties.

(a)   The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

(b)   The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other Loan Document on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Issuer as contemplated in the Disclosure Document and in this Agreement; (ii) to enforce the rights and remedies of the Holders under any applicable Loan Document, including this Agreement, upon written direction from the Required Holders (as defined below) (an "**Enforcement Proceeding**"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Issuer, including, but not limited to, from the sale of any Collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Agreement and the Holder's respective Note.

(c)   In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may determine in its sole and unlimited discretion, subject to the other provisions of this Agreement. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

(d)   The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Loan Documents or the lien priority or position that the Holders will have as a result of the Loan Documents.

5.3   Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the "**Required Holders**"), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any loan agreements with third parties (if applicable), or any of the other Loan Documents or applicable Law.   Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent's out-pocket-expenses, including, but not limited to, filing fees and costs, required to initiate or continue such Enforcement Proceeding.   Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holders acknowledge and agree to electronic communications by and between the Holders and the Administrative Agent and any Holder's failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder's consent to the action or inaction taken by the Administrative Agent.

5.4   Nonrecourse Liability. The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other Loan Document, unless caused by Administrative Agent's own gross negligence or willful misconduct.

5.5   Reimbursement and Indemnification of Administrative Agent by Issuer. Issuer agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

5.6   Compensation. Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Company and shall be added to the amounts otherwise payable under the Notes:

(a)   Flat Fee. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any Collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent shall be paid a flat fee in accordance with the Schedule 5.6(a) attached hereto and incorporated herein.

(b)   Hourly Rate. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate(s) set forth in Schedule 5.6(b) attached hereto and incorporated herein, plus reimbursement of all out of pocket expenses reasonable incurred by the Administrative Agent.

(c)   Surcharge. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees that the Administrative Agent may surcharge (i) the Collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Agreement, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a *pro rata* basis.

5.7   Successor Administrative Agent. The Administrative Agent (i) may resign as Administrative Agent or (ii) shall resign if such resignation is requested by the Required Holders, by giving not less than thirty (30) days' prior written notice to the Holders and the Issuer. If the Administrative Agent resigns under this Agreement, then either (a) the Required Holders shall appoint from among the Holders a successor agent for the Holders, subject to the consent of the Issuer, such consent not to be unreasonably withheld, delayed or conditioned or (b) if a successor agent shall not be so appointed and approved within the thirty (30) day period following the Administrative Agent's notice of its resignation, then the Administrative Agent shall appoint, with the consent of the Issuer, such consent not to be unreasonably withheld, delayed or conditioned, a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint and the Issuer consents to the appointment of a successor agent, provided that the consent of the Issuer shall not be required if any event of default then exists. For purposes of this Section 5.7, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis that have cast a vote. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

5.8   Calculations. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

ARTICLE VI
EVENTS OF DEFAULT

6.1 Event of Default. Any of the following shall constitute an "**Event of Default**":

(a)   Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

(b)   Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c)   Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

(d)   Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

(e)   Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

(f)   Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term "**Change of Control**" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

(g)   Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

6.2   Remedies. Upon the occurrence and during the continuance of an Event of Default in Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement.

6.3   No Individual Right of Action. Each Holder acknowledges and agrees that no Holder has an individual right of action to enforce its Note or any of the Loan Documents against the Issuer and is bound by the decision and instructions provided to the Administrative Agent by the Required Holders consistent with the terms of this Agreement.

ARTICLE VII
MISCELLANEOUS

7.1   **LIMITATIONS   ON   DAMAGES**.   NEITHER   ISSUER   NOR ADMINISTRATIVE AGENT WILL BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES. The maximum liability the Issueror Administrative Agent may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

7.2   **NO CLASS ACTION CLAIMS**. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration

7.3   Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

(a)   Issuer and each Holder hereby: (i) irrevocably submits to the jurisdiction of the Court of Common Pleas of Allegheny County, Pennsylvania and to the jurisdiction of the United States District Court for the Western District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to any of this Agreement or the Notes or the subject matter thereof and brought by the Administrative Agent on behalf of the Holder; (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) it is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and (iii) agrees that, notwithstanding any right or privilege it may possess at any time, such party and its assets are subject to suit on account of the obligations assumed by it hereunder.

(b)   THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE

TRANSACTION DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

        (c)   The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

        7.4   <u>Creditor-Debtor Relationship</u>. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

        7.5   <u>Expenses</u>. Each party shall be responsible for its own expenses, including without limitation all attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes. Upon the occurrence of an Event of Default or commencement of an Enforcement Proceeding, the costs and expenses incurred by the Administrative Agent on behalf of the Holders, including reasonable attorneys' fees and costs, shall be added to and become a part of the obligations owed by the Issuer under this Agreement.

        7.6   <u>Notices</u>. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the Holder on the Site and shall be deemed transmitted when sent. Notices to the Administrative Agent and the Issuer may be sent electronically to the email addresses provided in their respective signature blocks.

        7.7   <u>Amendments</u>. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and by the Administrative Agent on behalf of the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

        7.8   <u>Confidentiality</u>. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("**Confidential Information**"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

        7.9   <u>Miscellaneous</u>, This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this

Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

SCHEDULE 5.6

ADMINISTRATIVE AGENT FEE SCHEDULE AND COMPENSATION

5.6(a):   FLAT FEE SCHEDULE FOR EXECUTION AND PERFECTION

Description	Collateral	Flat Fee
Execute Loan Documents and Perfect Security Interests	Titled Vehicle(s)	$500, plus filing fees per vehicle of $78
Execute Loan Documents and Perfect Security Interests	Equipment	$500, plus filing fees of $84

5.6(b):   HOURLY RATES

The Administrative Agent is indemnified for all out of pocket costs and legal fees incurred. MAZURKRAEMER BUSINESS LAW rates are as follows:

Description	Rate
Salene Mazur Kraemer, Esquire	$300/hour
MazurKraemer Paralegal	$125/hour

Remember When Ice Cream Inc.

I, Debra M. Spotts, certify that the financial statements of Remember When Ice Cream Inc. included in this Form C are true and complete in all material respects. I certify that all statements of fact about Remember When Ice Cream Inc. included in this Form C are accurate and complete to the best of my knowledge.

Debra M. Spotts   08/23/18
_____   _____

Debra M. Spotts   Date